Huntsman International LLC
500 Huntsman Way
Salt Lake City, Utah 84108

October 6, 2006

SENT VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Attn:
Jennifer Hardy, Legal Branch Chief
Andrew Schoeffler, Staff Attorney
Nilima Shah, Accounting Branch Chief
Melissa Rocha, Staff Accountant

Re:
Huntsman International LLC
Registration Statement on Form S-4
Filed April 4, 2006
Amendment No. 1 to Registration Statement on Form S-4
Filed June 1, 2006
File No. 333-132984 and 333-132984-01 through 40

Ladies and Gentlemen:

        Huntsman International LLC (the "Company") hereby requests the withdrawal of its Registration Statement on Form S-4 referenced above pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act").

        The registration statement has not been declared effective, and no securities have been sold pursuant to the registration statement. The Company has decided not to proceed with the offer to exchange all of its outstanding 7 3/8% Senior Subordinated Notes due 2015 and 7 1/2% Senior Subordinated Notes due 2015 for substantially identical notes which would have been registered under the Securities Act.

        Please provide a copy of the order granting the withdrawal of the registration statement to the undersigned, with a copy to Nathan W. Jones of Stoel Rives LLP. If you have any questions regarding this request for withdrawal, please contact Nathan W. Jones at (801) 578-6943.

                      Very truly yours,

                      HUNTSMAN INTERNATIONAL LLC

                      /s/ Samuel D. Scruggs

cc:
Paul M. Wilson
Nathan W. Jones